Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2021

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2021	December 31, 2020
CURRENT ASSETS
Cash and cash equivalents	4	4,241,872	4,617,204
Short-term investments	4	2,760,630	3,041,143
Trade accounts receivable - net	5	5,137,405	3,737,270
Inventories	6	11,956,742	9,169,417
Tax credits		1,100,003	1,201,312
Income and social contribution taxes recoverable		458,607	1,051,584
Other current assets		562,462	591,523
		26,217,721	23,409,453

NON-CURRENT ASSETS
Tax credits		744,917	664,045
Deferred income taxes		3,376,705	3,393,354
Related parties	16	111,884	134,354
Judicial deposits	15	1,821,320	1,825,791
Other non-current assets		617,208	590,864
Prepaid pension cost		32,627	39,196
Investments in associates and joint ventures	8	2,572,093	2,271,629
Goodwill	10	13,235,503	12,103,519
Leasing		828,361	815,311
Other Intangibles		606,944	622,578
Property, plant and equipment, net		17,854,960	17,252,915
		41,802,522	39,713,556

TOTAL ASSETS		68,020,243	63,123,009

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2021	December 31, 2020
CURRENT LIABILITIES
Trade accounts payable	11	6,729,354	5,437,953
Short-term debt	12	429,657	1,424,043
Debentures	13	22,420	7,463
Taxes payable		711,296	600,089
Income and social contribution taxes payable		838,810	810,125
Payroll and related liabilities		514,832	591,653
Dividends payable		-	510,348
Leasing payable		245,736	231,703
Employee benefits		-	208
Environmental liabilities		136,490	125,992
Fair value of derivatives	14	-	971
Obligations with FIDC	17	956,728	944,513
Other current liabilities		789,765	797,082
		11,375,088	11,482,143

NON-CURRENT LIABILITIES
Long-term debt	12	14,417,723	13,188,891
Debentures	13	2,895,436	2,894,954
Related parties	16	-	22,855
Deferred income taxes		59,633	61,562
Provision for tax, civil and labor liabilities	15	1,209,617	1,172,511
Environmental liabilities		170,768	171,102
Employee benefits		2,021,694	1,861,231
Obligations with FIDC	17	43,159	42,893
Leasing payable		629,117	624,771
Other non-current liabilities		503,747	514,886
		21,950,894	20,555,656

EQUITY	18
Capital		19,249,181	19,249,181
Treasury stocks		(215,599)	(229,309)
Capital reserves		11,597	11,597
Retained earnings		9,804,918	7,292,332
Transactions with non-controlling interests without change of control		(2,870,825)	(2,870,825)
Other reserves		8,464,001	7,407,295
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		34,443,273	30,860,271

NON-CONTROLLING INTERESTS		250,988	224,939

EQUITY		34,694,261	31,085,210

TOTAL LIABILITIES AND EQUITY		68,020,243	63,123,009

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2021	March 31, 2020
NET SALES		16,342,984	9,227,541

Cost of sales	21	(12,546,075)	(8,372,080)

GROSS PROFIT		3,796,909	855,461

Selling expenses	21	(155,393)	(119,922)
General and administrative expenses	21	(314,095)	(250,455)
Other operating income	21	162,856	23,555
Other operating expenses	21	(76,313)	(2,428)
Impairment of financial assets	21	(5,036)	(43,292)
Equity in earnings of unconsolidated companies	8	148,959	10,490

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		3,557,887	473,409

Financial income	22	55,908	46,309
Financial expenses	22	(313,596)	(325,422)
Exchange variations, net	22	(11,869)	47,324
Gains on financial instruments, net	22	(1,159)	523

INCOME BEFORE TAXES		3,287,171	242,143

Current	7	(743,816)	(84,921)
Deferred	7	(72,819)	64,128
Income and social contribution taxes		(816,635)	(20,793)

NET INCOME		2,470,536	221,350

ATTRIBUTABLE TO:
Owners of the parent		2,451,339	216,625
Non-controlling interests		19,197	4,725
		2,470,536	221,350

Basic earnings per share - preferred and common - (R$)	19	1.44	0.13

Diluted earnings per share - preferred and common - (R$)	19	1.43	0.13

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2021	March 31, 2020
Net income for the period	2,470,536	221,350
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	155,573	225,617
Cumulative translation adjustment	1,930,298	4,272,847
Unrealized Losses on net investment hedge	(915,647)	(2,483,636)
Cash flowh hedges:
Unrealized Losses on financial instruments, net of tax	(2,241)	(18,489)
	1,167,983	1,996,339

Total comprehensive income for the period, net of tax	3,638,519	2,217,689

Total comprehensive income attributable to:
Owners of the parent	3,609,172	2,167,296
Non-controlling interests	29,347	50,393
	3,638,519	2,217,689

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

												Attributed to parent company's interest		Total parent	Non-controlling interests	Total
							Retained earnings						Other Reserves	company's interest		Shareholder's Equity
									Gains and losses
						Investments and		Operations with	on net	Gains and losses	Cumulative
					Tax Incentives	working capital		non-controlling	investment	on financial	translation
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Reserve	reserve	Retained earnings	interests	hedge	instruments	adjustment	Pension Plan	Stock Option
Balance as of January 1, 2020	19,249,181	(242,542)	11,597	799,297	714,798	4,130,611	-	(2,870,825)	(6,367,200)	(12,062)	11,762,809	(365,863)	145,900	26,955,701	217,426	27,173,127
2020 Changes in Equity
Net income	-	-	-	-	-	-	216,625	-	-	-	-	-	-	216,625	4,725	221,350
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	(2,483,636)	(18,489)	4,452,796	-	-	1,950,671	45,668	1,996,339
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	216,625	-	(2,483,636)	(18,489)	4,452,796	-	-	2,167,296	50,393	2,217,689
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(11,646)	(11,646)	(5)	(11,651)
Long term incentive plan exercised during the period	-	12,754	-	-	-	(3,506)	-	-	-	-	-	-	-	9,248	-	9,248
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	170	170
Complementary dividends	-	-	-	-	-	(13)	-	-	-	-	-	-	-	(13)	-	(13)
Dividends/interest on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(63,837)	(63,837)
Balance as of March 31, 2020 (Note 18)	19,249,181	(229,788)	11,597	799,297	714,798	4,127,092	216,625	(2,870,825)	(8,850,836)	(30,551)	16,215,605	(365,863)	134,254	29,120,586	204,147	29,324,733

Balance as of January 1, 2021	19,249,181	(229,309)	11,597	908,946	887,590	5,495,796	-	(2,870,825)	(8,872,114)	(14,034)	16,550,072	(417,904)	161,275	30,860,271	224,939	31,085,210
2020 Changes in Equity
Net income	-	-	-	-	-	-	2,451,339	-	-	-	-	-	-	2,451,339	19,197	2,470,536
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	(915,647)	(2,241)	2,075,721	-	-	1,157,833	10,150	1,167,983
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	2,451,339	-	(915,647)	(2,241)	2,075,721	-	-	3,609,172	29,347	3,638,519
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(101,127)	(101,127)	(19)	(101,146)
Long term incentive plan exercised during the period	-	13,710	-	-	-	61,774	-	-	-	-	-	-	-	75,484	3	75,487
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,395)	(1,395)
Complementary dividends	-	-	-	-	-	-	(527)	-	-	-	-	-	-	(527)	-	(527)
Dividends/interest on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,887)	(1,887)
Balance as of March 31, 2021 (Note 18)	19,249,181	(215,599)	11,597	908,946	887,590	5,557,570	2,450,812	(2,870,825)	(9,787,761)	(16,275)	18,625,793	(417,904)	60,148	34,443,273	250,988	34,694,261

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2021	March 31, 2020
Cash flows from operating activities
Net income for the period		2,470,536	221,350
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	21	648,831	556,629
Equity in earnings of unconsolidated companies	8	(148,959)	(10,490)
Exchange variation, net	22	11,869	(47,324)
Gains and losses on derivative financial instruments, net	22	1,159	(523)
Post-employment benefits		66,877	57,619
Long-term incentive plans		11,219	8,943
Income tax	7	816,635	20,793
(Gains) Losses on disposal of property, plant and equipment		(339)	826
Impairment of financial assets		5,036	43,292
Provision (reversal) of tax, civil, labor and environmental liabilities, net		35,136	(70,533)
Interest income on short-term investments		(36,453)	(31,628)
Interest expense on debt and debentures	22	214,230	227,855
Interest on loans with related parties	16	(1,497)	(1,604)
(Reversal) Provision for net realizable value adjustment in inventory, net	6	(5,293)	(30,250)
		4,088,987	944,955
Changes in assets and liabilities
Increase in trade accounts receivable		(1,174,561)	(183,883)
Increase in inventories		(2,356,978)	(805,051)
Increase (Decrease) in trade accounts payable		962,104	(31,172)
Decrease (Increase) in other receivables		4,471	(4,303)
Decrease in other payables		(51,269)	(125,147)
Dividends from associates and joint ventures		4,068	-
Purchases of short-term investments		(557,664)	(1,155,556)
Proceeds from maturities and sales of short-term investments		873,312	2,688,673
Cash provided by operating activities		1,792,470	1,328,516

Interest paid on loans and financing		(104,680)	(137,262)
Interest paid on lease liabilities		(16,151)	(9,829)
Income and social contribution taxes paid		(102,891)	(20,219)
Net cash provided by operating activities		1,568,748	1,161,206

Cash flows from investing activities
Purchases of property, plant and equipment	9	(435,129)	(471,588)
Proceeds from sales of property, plant and equipment, investments and other intangibles		663	2,459
Additions in other intangibles		(37,105)	(37,612)
Capital increase in joint ventures		-	(42,782)
Net cash used in investing activities		(471,571)	(549,523)

Cash flows from financing activities
Dividends and interest on capital paid		(441,188)	(70,483)
Proceeds from loans and financing		145,350	1,562,606
Repayment of loans and financing		(1,229,008)	(1,238,867)
Leasing payment		(66,302)	(62,918)
Intercompany loans, net		1,111	4,818
Net cash (used) provided by financing activities		(1,590,037)	195,156

Exchange variation on cash and cash equivalents		117,528	367,363

(Decrease) Increase in cash and cash equivalents		(375,332)	1,174,202
Cash and cash equivalents at beginning of period		4,617,204	2,641,652
Cash and cash equivalents at end of period		4,241,872	3,815,854

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on May 4, 2021.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Condensed Consolidated Interim Financial Statements for the three-month period ended on March 31, 2021 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2020, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2020.

2.2 – New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2021 had no impact on the Company's Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2022 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

- Amendment to IAS 1 - Classification of liabilities as Current or Non-current. It clarifies aspects to be considered for the classification of liabilities as Current Liabilities or Non-current Liabilities. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Annual improvements in IFRS 2018-2020 standards. It changes the IFRS 1, addressing aspects of first-time adoption in a subsidiary; IFRS 9, addressing the 10% test criterion for reversing financial liabilities; IFRS 16, covering illustrative examples of leasing and IAS 41, covering aspects of measurement at fair value. These changes are effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 16 - Property, plant and equipment: Result generated before reaching the expected conditions of use. It clarifies aspects to be considered for the classification of items produced before the asset is in the projected conditions of use. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 37 - Onerous contract: Cost of fulfilling a contract. It clarifies aspects to be considered for the classification of costs related to the fulfillment of an onerous contract. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

- Amendment to IFRS 3 - References to conceptual framework. It clarifies conceptual alignments of this standard with the IFRS conceptual framework. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies. It clarifies aspects to be considered in the disclosure of accounting policies. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 8 – Definition of Accounting Estimates. It clarifies aspects to be considered in the definition of accounting estimates. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 16 - Leases. It clarifies aspects to be considered in rent concessions that have a direct relation with Covid-19 pandemic. This amendment to the standard is effective for fiscal years beginning on/or after April 1, 2021. The Company does not expect material impacts on its Financial Statements.

2.3 - Risk of disease outbreaks and health epidemics: Covid-19

The Covid-19 pandemic continues to impact global economic activity and represents the risk that the Company, employees, service providers, suppliers, customers and other business partners may be prevented from carrying out certain business activities for an indefinite period, including due to stoppages that may be requested or mandated by government officials or elected by companies as a preventive measure.

The Company is following all the Covid-19 pandemic prevention guidelines issued by the competent health agencies in the countries in which it operates. In this regard, the Company adopted a series of measures to mitigate the risk of transmission in the workplace, such as the recommendation of the home office, the creation of crisis committees and the cancellation of national and international trips and participation in external events. The Company also reinforces that the health and safety of people are non-negotiable values. The Company has been daily monitoring the evolution of the pandemic scenario and the impacts that this situation has on the routines of employees, their families and, also, for the business.

The nature of our business is complex and, in order to continue operating, much of our work cannot be done remotely. Therefore, our focus is to reduce the risk of the virus spreading through our operations, as operational continuity is essential for jobs, for neighboring communities and for the economies of the countries and regions where we operate. Our plants and offices, therefore, have contingency plans to deal with the ongoing impact of the pandemic, which will continue to be reviewed as the situation evolves.

The risks arising from outbreaks of diseases and epidemics, notably those arising from the Covid-19 pandemic, can contribute significantly to the deterioration of economic conditions in Brazil and globally and could, among other consequences, (i) negatively impact even more the global demand for steel or even lower market prices for products, which can result in a continuous reduction in the Company's sales, operating income and cash flows; (ii) make it more difficult or costly to obtain financing for operations or refinance debt in the future; (iii) impair the financial condition of some of the customers and suppliers; and (iv) reduce investment programs. The Company constantly monitors the risks of commodity prices, interest rates and exchange rates, credit risk management and capital management (note 14.c).

The Company believes that it has no evidence of any risk of operational continuity. However, changes that deteriorate the economic and business environment, or significant changes in the economy or financial market that result in increased risk perception or reduced liquidity and refinancing capacity, if manifested in a greater intensity than anticipated in the scenarios. contemplated by Management, may lead the Company to review its projections and, eventually, may affect the Company's ability to meet its obligations and / or lead to the recognition of losses due to the non-recoverability of its assets.

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on March 31, 2021, when compared to those existing on December 31, 2020.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

3.2 - Joint Ventures

The Company did not have material changes of interest in joint ventures for the period ended on March 31, 2021, when compared to those existing on December 31, 2020.

3.3 – Associate companies

The Company did not have material changes in interest in associate companies for the period ended on March 31, 2021, when compared to those existing on December 31, 2020.

NOTE 4 – CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2021	December 31, 2020
Cash	10,831	9,060
Banks and immediately available investments	4,231,041	4,608,144
Cash and cash equivalents	4,241,872	4,617,204

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value variation.

Short-term investments

	March 31, 2021	December 31, 2020
Short-term investments	2,760,630	3,041,143

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 – ACCOUNTS RECEIVABLE

	March 31, 2021	December 31, 2020
Trade accounts receivable - in Brazil	2,793,755	2,081,740
Trade accounts receivable - exports from Brazil	11,177	26,121
Trade accounts receivable - foreign subsidiaries	2,476,749	1,766,555
(-) Impairment of financial assets	(144,276)	(137,146)
	5,137,405	3,737,270

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated

(Unaudited)

Accounts receivable by aging are as follows:

	March 31, 2021	December 31, 2020
Current	4,786,261	3,466,000
Past-due:
Up to 30 days	336,624	259,756
From 31 to 60 days	45,098	48,905
From 61 to 90 days	23,087	9,355
From 91 to 180 days	19,163	13,636
From 181 to 360 days	7,698	15,899
Above 360 days	63,750	60,865
(-) Impairment on financial assets	(144,276)	(137,146)
	5,137,405	3,737,270

NOTE 6 - INVENTORIES

	March 31, 2021	December 31, 2020
Finished products	4,625,592	3,894,698
Work in progress	2,804,616	2,045,158
Raw materials	2,836,773	1,934,958
Storeroom supplies	799,543	786,401
Imports in transit	891,396	514,321
(-) Allowance for adjustments to net realizable value	(1,178)	(6,119)
	11,956,742	9,169,417

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2020	(39,308)
Provision for the year	(6,562)
Reversal of adjustments to net realizable value	47,259
Exchange rate variation	(7,508)
Balance as of December 31, 2020	(6,119)
Reversal of adjustments to net realizable value	5,293
Exchange rate variation	(352)
Balance as of March 31, 2021	(1,178)

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on March 31, 2021 and 2020. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23.0% and 34.0%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	March 31, 2021	March 31, 2020
Income before income taxes	3,287,171	242,143
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(1,117,638)	(82,329)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	317,503	675,937
- Equity in earnings of unconsolidated companies	50,646	3,567
- Deferred tax assets not recognized	(219,982)	(637,513)
- Interest on equity*	75,466	-
- Tax credits and incentives	24,059	1,109
- Other permanent differences, net	53,311	18,436
Income and social contribution taxes	(816,635)	(20,793)
Current	(743,816)	(84,921)
Deferred	(72,819)	64,128

(*) Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year. This expense is not recognized for the purpose of preparing the financial statements and therefore does not impact net income.

b) Tax Assets not booked:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 1,067,654 (R$ 764,845 on December 31, 2020), which do not have an expiration date. The subsidiaries abroad had R$ 1,302,380 (R$ 1,180,067 as of December 31, 2020) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2024 and 2035 and also several tax losses of state credits in the amount of R$ 1,710,449 (R$ 1,623,459 as of December 31, 2020), which expire at various dates between 2021 and 2040.

NOTE 8 – INVESTMENTS

	Investments in North America	Investments in South America	Investments in Special Steel	Investments in Brazil	Others	Total
Balance as of January 01, 2020	681,807	748,392	224,201	11,473	146,526	1,812,399
Equity in earnings	23,494	99,913	8,900	(1,288)	21,550	152,569
Cumulative Translation Adjustment	165,479	195,286	(1,949)	-	-	358,816
Capital increase	42,782	-	-	-	-	42,782
Dividends/Interest on equity	(5,223)	(67,546)	-	-	(22,168)	(94,937)
Balance as of December 31, 2020	908,339	976,045	231,152	10,185	145,908	2,271,629
Equity in earnings	22,657	112,715	9,828	(1,289)	5,048	148,959
Cumulative Translation Adjustment	72,303	85,555	(2,285)	-	-	155,573
Dividends/Interest on equity	(4,068)	-	-	-	-	(4,068)
Balance as of March 31, 2021	999,231	1,174,315	238,695	8,896	150,956	2,572,093

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on March 31, 2021, acquisitions amounted to R$ 435,129 (R$ 471,588 as of March 31, 2020), and disposals amounted to R$ 324 (R$ 3,285 as of March 31, 2020).

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on March 31, 2021 amounted to R$ 7,706 (R$ 7,592 as of March 31, 2020).

c) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on March 31, 2021 and December 31, 2020.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 10 – GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2020	17,445,205	(7,975,894)	9,469,311
(+/-) Foreign exchange effect	4,976,383	(2,342,175)	2,634,208
Balance as of December 31, 2020	22,421,588	(10,318,069)	12,103,519
(+/-) Foreign exchange effect	2,034,342	(902,358)	1,131,984
Balance as of March 31, 2021	24,455,930	(11,220,427)	13,235,503

The amounts of goodwill by segment are as follows:

	March 31, 2021	December 31, 2020
Brazil	373,135	373,135
Special Steels	4,197,675	3,828,841
North America	8,664,693	7,901,543
	13,235,503	12,103,519

NOTE 11 – TRADE ACCOUNTS PAYABLE

	March 31, 2021	December 31, 2020
Trade accounts payable - domestic market	4,536,322	3,941,924
Trade accounts payable - debtor risk	716,313	726,045
Trade accounts payable - intercompany	27,789	8,958
Trade accounts payable - imports	1,448,930	761,026
	6,729,354	5,437,953

The Company has contracts with financial institutions in order to allow its suppliers to receive in advance their receivables through an operation called "Trade accounts payable - debtor risk". In this operation, the suppliers transfer the right to receive their receivables to a financial institution, which in turn, becomes the holder of the rights to the suppliers' receivables. The Company constantly monitors the composition of the portfolio and the conditions established with its suppliers, which have not resulted in significant changes in relation to what had been practiced historically.

NOTE 12 – LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	March 31, 2021	December 31, 2020
Working capital	3.83%	1,302,795	1,178,557
Financing of property, plant and equipment and others	3.27%	132,913	333,797
Ten/Thirty Years Bonds	5.37%	13,411,672	13,100,580
Total financing		14,847,380	14,612,934
Current		429,657	1,424,043
Non-current		14,417,723	13,188,891

Principal amount of the financing		14,535,209	14,413,188
Interest amount of the financing		312,171	199,746
Total financing		14,847,380	14,612,934

(*) Weighted average effective interest costs on March 31, 2021, which in a consolidated basis represents 5.23%

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Loans and financing, denominated in Reais, are substantially adjusted at a fixed rate or indexed to the CDI (Interbank Deposit Certificates).

Summary of loans and financing by currency:

	March 31, 2021	December 31, 2020
Brazilian Real (R$)	1,269,577	1,245,988
U.S. Dollar (US$)	13,577,803	13,366,946
	14,847,380	14,612,934

The amortization schedules of long-term loans and financing are as follows:

	March 31, 2021	December 31, 2020
2022(*)	17,310	5,210
2023	2,264,990	2,108,324
2024	1,995,721	1,813,225
2025	686,311	682,422
2026	10,555	9,557
2027 on	9,442,836	8,570,153
	14,417,723	13,188,891

(*) For the period as of March 31, 2021, the amounts represents payments from April 1, 2022 to December 31, 2022.

a) Credit Lines

In October 2019, the Company completed the renewal of the Global Credit Line in the total amount of US$ 800 million (equivalent to R$ 4,558 million as of March 31, 2021). The transaction aims to provide liquidity to subsidiaries in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in October 2024. As of March 31, 2021, the outstanding balance of this credit facility was US$ 60 million (equivalent to R$ 341.8 million as of March 31, 2021).

NOTE 13 – DEBENTURES

		Quantity as of March 31, 2020
Issuance	General Meeting	Issued	Held in treasury	Maturity	March 31, 2021	December 31, 2020
15th	November, 9, 2018	1,500,000	-	11/21/2022	1,509,011	1,500,985
16th - A	April, 25, 2019	600,000	-	05/06/2023	603,934	600,759
16th - B	April, 25, 2019	800,000	-	05/06/2026	804,911	800,673
Total Consolidated					2,917,856	2,902,417

Current					22,420	7,463
Non-current					2,895,436	2,894,954

Maturities of long-term amounts are as follows:

	March 31, 2021	December 31, 2020
2022	1,498,053	1,497,760
2023	599,068	598,960
2026	798,315	798,234
	2,895,436	2,894,954

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

The average notional interest rate was 0.52% and 1.07% for the three-month period ended on March 31, 2021 and March 31, 2020, respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as short-term investments, loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

b) Fair value – the fair value of the aforementioned financial instruments is as follows:

	March 31, 2021		December 31, 2020
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	2,760,630	2,760,630	3,041,143	3,041,143
Related parties	111,884	111,884	134,354	134,354
Other current assets	562,462	562,462	591,523	591,523
Other non-current assets	617,208	617,208	590,864	590,864
Liabilities
Loans and Financing	14,847,380	16,737,469	14,612,934	17,014,948
Debentures	2,917,856	2,815,068	2,902,417	2,775,619
Related parties	-	-	22,855	22,855
Fair value of derivatives	-	-	971	971
Obligations with FIDC (current liabilities)	956,728	956,728	944,513	944,513
Other current liabilities	789,765	789,765	797,082	797,082
Obligations with FIDC (non current liabilities)	43,159	43,159	42,893	42,893
Other non current liabilities	503,747	503,747	514,886	514,886

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 14.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Credit risk: this risk arises from the possibility of the company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding short-term investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 12 and 13). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Equity (Note 18). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	From 1.0 to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income
Assumptions	Percentage of change		March 31, 2021	March 31, 2020
Foreign currency sensitivity analysis	5%		16,946	38,363
Interest rate sensitivity analysis	10	bps	79,446	84,039
Sensitivity analysis of changes in prices of products sold	1%		163,430	92,275
Sensitivity analysis of changes in raw material and commodity prices	1%		94,493	58,540
Sensitivity analysis of Swap of interest rate	50	bps	-	179

Foreign currency sensitivity analysis: As of March 31, 2021, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 16,946 (R$ 38,363 as of March 31, 2020, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the net investment hedge, the variations are minimized when the exchange variation and income tax accounts are analyzed.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 79,584 as of March 31, 2021 (R$ 84,039 as of March 31, 2020) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the three-month period ended on March 31, 2021, totals R$ 163,430 (R$ 92,275 as of March 31, 2020) and the variation in the price of raw materials and other inputs totals R$ 94,493 as of March 31, 2021 (R$ 58.540 as of March 31, 2020). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: The Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 50 bps in the interest curve for Pre x DI operations. These variations represent an income or expense of R$ 0 (R$ 179 as of March 31, 2020). These effects would be recognized in the Consolidated Income Statement.

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2021 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	2,760,630	2,760,630
Related parties	111,884	-	111,884
Other current assets	562,462	-	562,462
Other non-current assets	557,208	60,000	617,208
Total	1,231,554	2,820,630	4,052,184
Financial income (expenses)	189,725	37,297	227,022

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and financing	-	14,847,380	14,847,380
Debentures	-	2,917,856	2,917,856
Obligations with FIDC (current liabilities)	-	956,728	956,728
Other current liabilities	-	789,765	789,765
Obligations with FIDC (non-current liabilities)	-	43,159	43,159
Other non-current liabilities	-	503,747	503,747
Total	-	20,058,635	20,058,635
Financial income (expenses)	(1,159)	(496,579)	(497,738)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

December 31, 2020 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	3,041,143	3,041,143
Related parties	134,354	-	134,354
Other current assets	591,523	-	591,523
Other non-current assets	530,864	60,000	590,864
Total	1,256,741	3,101,143	4,357,884
Financial income (expenses)	392,311	33,002	425,313

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and financing	-	14,612,934	14,612,934
Debentures	-	2,902,417	2,902,417
Related parties	-	22,855	22,855
Obligations with FIDC (current liabilities)	-	944,513	944,513
Other current liabilities	-	797,082	797,082
Obligations with FIDC (non-current liabilities)	-	42,893	42,893
Other non-current liabilities	-	514,886	514,886
Fair value of derivatives	971	-	971
Total	971	19,837,580	19,838,551
Financial income (expenses)	-	(656,579)	(656,579)

On March 31, 2021, the Company has derivative financial instruments such as interest rate and currency swaps. These derivative financial instruments had their losses and/or realized and unrealized gains presented in the account gains (losses) with financial instruments, net in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Financial Risk Management Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include: interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Swap Contracts: The Company has contracted Pre x DI swap operation, through which it receives a fixed interest rate and pays a floating interest rate, both in local currency. The counterparties to these operations are always highly rated financial institutions with low credit risk.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable
Contracts	Position	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2020
Swap of interest rate
Maturity in 2021	CDI 111.50%	R$ 50.0 million	R$ 50.0 million	-	2,619

Total fair value of financial instruments				-	2,619

Fair value of derivatives	March 31, 2021	March 31, 2020
Current assets	-	2,619
	-	2,619

Net Income	March 31, 2021	March 31, 2020
Gains on financial instruments	-	523
Losses on financial instruments	(1,159)	-
	(1,159)	523
Other comprehensive income
(Losses) Gains on financial instruments	(2,241)	(18,489)
	(2,241)	(18,489)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 1.8 billion (designated as hedge) is recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 915,647 for the three month period ended on March 31, 2021 (loss of R$ 2,483,636 for the three month period ended on March 31, 2020).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three-level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of March 31, 2021, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

The accounting balances of financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2021 and December 31, 2020, are as follows:

	Fair Value Measurements at Reporting Date Using
	Balance per financial statements		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Current assets
Short-term investments	2,760,630	3,041,143	2,760,630	3,041,143
Other current assets	562,462	591,523	562,462	591,523

Non-current assets
Related parties	111,884	134,354	111,884	134,354
Other non-current assets	617,208	590,864	617,208	590,864
	4,052,184	4,357,884	4,052,184	4,357,884

Current liabilities
Short-term debt	429,657	1,424,043	429,657	1,424,043
Debentures	22,420	7,463	22,420	7,463
Fair value of derivatives	-	971	-	971
Obligations with FIDC	956,728	944,513	956,728	944,513
Other current liabilities	789,765	797,082	789,765	797,082

Non-current liabilities
Long-term debt	14,417,723	13,188,891	14,417,723	13,188,891
Debentures	2,895,436	2,894,954	2,895,436	2,894,954
Related parties	-	22,855	-	22,855
Obligations with FIDC	43,159	42,893	43,159	42,893
Other non-current liabilities	503,747	514,886	503,747	514,886
	20,058,635	19,838,551	20,058,635	19,838,551

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	December 31, 2020	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March 31, 2021
Related Parties, net	(111,499)	1,111	-	(1,497)	1	(111,884)
Leasing payable	856,474	(66,302)	(16,151)	16,151	84,681	874,853
Loans and Financing, Debentures and Fair value of derivatives	17,516,322	(1,083,658)	(104,680)	214,230	1,223,022	17,765,236

		Cash effects		Non-cash effects
	January 01, 2020	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March, 31, 2020
Related Parties, net	(95,445)	4,818	-	(1,604)	-	(92,231)
Leasing payable	804,269	(62,918)	(9,829)	9,829	161,683	903,034
Loans and Financing, Debentures and Fair value of derivatives	16,047,021	323,739	(137,262)	227,855	3,565,462	20,026,815

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 15 – PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The balances of provisions are as follows:

I) Provisions

	March 31, 2021	December 31, 2020
a) Tax provisions	744,624	706,104
b) Labor provisions	433,194	428,821
c) Civil provisions	31,799	37,586
	1,209,617	1,172,511

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

The changes in the tax, labor and civil provisions are shown below:

	March 31, 2021	December 31, 2020
Balance at the beginning of the year	1,172,511	809,299
(+) Additions	157,440	559,513
(+) Monetary correction	14,561	104,473
(-) Reversal of accrued amounts	(136,865)	(304,678)
(+) Foreign exchange effect on provisions in foreign currency	1,970	3,904
Balance at the end of period	1,209,617	1,172,511

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 466,554.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 370,738; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,223,935, (iii) social security contributions in the total of R$ 138,718 and (iv) other taxes, whose updated total amount is currently R$ 610,527.

a.3) The Company and its subsidiary Gerdau Aços Longos SA are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through "Prepayment of Exports Agreements "(PPE) or" Advance Export Receipt "(RAE), in the updated amount of R$ 1,258,318, of which: (i) R$ 901,848 corresponds to a six lawsuits of the subsidiary Gerdau Aços Longos, that are being processed at the administrative level, where, currently, two cases are awaiting judgment at first instance (Federal Revenue Judgment Office - DRJ), one case is at the first instance of the Administrative Council for Tax Appeals (CARF) awaiting judgment of the Voluntary Appeal filed by the Company, and, finally, another three cases that are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Appeals filed by the Company; and (ii) R$ 356,470 correspond to two lawsuits of Gerdau S.A., which are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Resources and Appeal filed by the Company.

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 437,152, of which: (i) R$ 24,462 corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; (ii) R$ 199,000 corresponds to a lawsuit in which the Company impugnation was rejected by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal with the Administrative Tax Appeals Council (CARF), which is pending of judgment; (iii) R$ 69,652 correspond to a lawsuit in which the Company had its challenge partially provided and filed a Voluntary Appeal with the Administrative Council for Tax Appeals (CARF), which is pending of judgment; (iv) R$ 144,038 correspond to a Notice of Infraction received by the Company on December 2, 2019, against which it presented an Objection on December 27, 2019, deemed partially valid by the Federal Revenue Judgment Office (DRJ), pending judgment by the Council Administrative Tax Appeals (CARF) the Voluntary Appeal filed.

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,253,455. Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,030,501 correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. One of the lawsuits is pending in the lower court, awaiting judgment in the Tax Enforcement Embargoes opposed by the Company and another is pending in the Federal Regional Court of the 4th Region, where the appeals filed by the Company and the National Treasury will be judged in view of the partial judgment rendered in the Tax Execution Embargoes opposed by the Company; and (ii) R$ 222,954 correspond to a lawsuit involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), pending in the first instance awaiting judgment in the Tax Enforcement Embargoes opposed by the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.6) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The updated total amount of the assessments amounts to R$ 8,052,405, of which: (i) R$ 5,385,095 correspond to four lawsuits of Gerdau SA (as successor to Gerdau Aços Especiais SA) and its subsidiaries Gerdau Aços Longos SA and Gerdau Açominas SA, whose administrative discussion has already ended and are currently in the process of judicial collection, with the Companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions in Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau SA (as successor to Gerdau Aços Especiais SA), on April 8, 2021, in a judgment made at the Federal Regional Court of the 4th Region, the appeal filed by the National Treasury was dismissed, maintaining the sentence that dismissed the tax assessment; and also, in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos SA (as successor to Gerdau Comercial de Aços SA), the appeal filed by the National Treasury against the sentence that is pending of judgment by the Regional Federal Court of the 2nd Region that dismissed the tax assessment; (ii) R$ 318,585 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos SA, in which part of the debt whose administrative discussion has already ended and is under judicial discussion, and the appeal is pending of judgment by the Regional Federal Court of the 2nd Region filed by the National Treasury against the sentence that upheld the Embargoes to Execution and acknowledged the insubstantiation of the tax assessment; (iii) R$ 295,918 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, in which part of the debt whose administrative discussion has ended is under judicial discussion, in which is pending of analysis the embargoes of opposition filed by the Company against the sentence that dismissed its Embargoes to Tax Enforcement; (iv) R$ 4,300 corresponds to a lawsuit filed by subsidiary Gerdau Aços Longos S.A., which is at the Superior Chamber of Tax Appeals (CSRF) of CARF to judge the Special Appeal filed by the Company; (v) R$ 68,097 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos SA, in relation to which, after closing the administrative proceeding, the Company presented a judicial guarantee, as a precautionary measure, and is preparing for the beginning of the judicial discussion in Embargoes to Tax Foreclosure; (vi) R$ 135,731 corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), which is in the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (vii) R$ 152,198 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is at the Superior Chamber of Tax Appeals (CSRF) of CARF to judge the Special Appeals filed by the Company and the National Treasury; (viii) R$ 107,532 corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), which is at the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (ix) R$ 559,778 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is pending in the first instance of the Administrative Council for Tax Appeals (CARF) awaiting judgment of the Voluntary Appeal filed by the Company; (x) R$ 487,903 pending before the first instance of the Administrative Council for Tax Appeals (CARF), which awaits judgment of the Voluntary Appeal filed by the Company; (xi) R$ 141,896 corresponds to a lawsuit by the subsidiary Gerdau Aços Longos SA, separated from the process mentioned in item "vii" above, and which is currently in the judicial collection phase, and pending of sentence the embargoes against the Tax Enforcement that were opposed by Company; (xii) R$ 395,372 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vii” above, and which the Company is preparing to start the judicial discussion.

The Company's tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

Brazilian federal authorities and the judiciary branch are investigating certain issues relating to CARF proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters. The Company believes it is not possible at this time to predict the term or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region. Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

In the same order in which the Vice president Judge gave suspensive effect to the Special Appeal, in order to change the guarantee, the Extraordinary Appeal was dismissed, on the grounds of violation of res judicata with recognized general repercussion. Against this decision, the Company filed an Internal Appeal for the TRF1 Plenary, which is pending of judgment. Regardless of the result of its resources, the Company will continue to seek all legal remedies to defend its rights. The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants, who consider it is possible to reverse its condemnation.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 312,148. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 172,136. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2021	December 31, 2020
Tax	1,600,857	1,597,995
Labor	89,282	95,234
Civil	131,181	132,562
	1,821,320	1,825,791

The balance of judicial deposits as of March 31, 2021, in the amount of R$ 1,510,826, corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, that awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

The Company and its subsidiaries made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all of the judicial proceedings in progress, due to its general repercussion. However, after the publication of the decision on October 2, 2017, the Attorney of the National Treasury filed an appeal, claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the decision effects, which may limit its effects to the taxpayers.

A provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision, through the recognition of R$ 929,711 in the line Reversal of provision for tax liabilities, net (Operational result) and R$ 369,819 in the line Reversal of interest on provision for tax liabilities, net (Financial Result), in its consolidated statements of income. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company emphasizes, however, that as a result of the appeal of embargoes for declaration filed by the Federal Government in Extraordinary Appeal No. RE 574.706/RG, there is the possibility that the STF understands as present the requirements for applying modulation to the case, or defines that the ICMS to be excluded from the PIS and Cofins calculation base is the one actually paid, and not the one informed in the invoice as the taxpayers defend, which may result in limiting the effects of the decision already rendered, in which case it may be necessary a reassessment of the risk of loss associated with these lawsuits. Therefore, depending on the terms of the decision to be rendered by the STF in the judgment of the embargoes for declaration in RE nº 574.706/RG, such reassessment may result in the need to record new provisions on this matter in the future.

The Company also informs that six of these lawsuits already have a final and unappealable decision in benefit of the Company.

The first of these became final on July 19, 2019, assuring to the Company: i) the right to recover undue payments before the proposed action, in the amount of R$ 122 million (R$ 79 million net of related expenses), and ii) the right to withdraw the judicial deposits made during the course of this action, which was made on September 16, 2019, in the amount of R$ 179 million. The Company recognized the gain when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, and enabled its credit before the Federal Revenue Service of Brazil, which was granted, having started the offsetting procedures .

It is important to note that, supported by the COSIT Internal Consultation Solution No. 13/2018, on January 7, 2021, the Federal Revenue Service of Brazil initiated a procedure to collect R$ 100 million, of differences supposedly due by the Company, calculated on the judicial deposits performed during the course of this lawsuit and which were lifted by judicial determination, after the final and unappealable decision, without any opposition from the National Treasury Attorney. The Company has already adopted the appropriate measures to counter the collection, and, supported by the position of its legal advisors, understands this litigation as a remote loss, given that the final decision prevented the collection of contributions to PIS and COFINS on the ICMS, without any restriction, recognizing that, under the terms of Law 9,703/98, the deposits belong to the winning party, so that the collection intended by the Federal Revenue Service characterizes noncompliance with the order established in the final and unappealable judicial title, in addition to understanding established in several precedents of the Federal Regional Court of the 4th Region, which expressly exclude the claim of application of the Internal Consultation Solution COSIT nº 13/2018.

The second became final on December 18, 2019, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 280 million (R$ 185 million net of related expenses), and ii) the right to withdraw judicial deposits made during the course of this action, which was made on May 27, 2020, in the amount of R$ 189 million. The Company recognized the gain when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, as expressly recognized in the final and unappealable decision, and enabled its credit before the Federal Revenue Service of Brazil, which was granted, having started the compensation procedures.

The third became final on June 29, 2020, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 147 million (R$ 135 million net of related expenses), and ii) the right to withdraw judicial deposits made during the course of this action in the amount of R$ 193 million. The Company recognized the gain when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices and awaits the withdrawal of judicial deposits and the qualification of its credit before the Federal Revenue Service of Brazil in order to start the offsetting procedures.

The fourth became final on November 18, 2020, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 940 million (R$ 902 million, net of related expenses), and ii) the right to withdraw judicial deposits made during the course of this action in the amount of R$ 3 million. The Company recognized the gain when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices and began to qualify its credit before the Federal Revenue Service of Brazil, which is awaiting analysis.

The fifth became final on February 24, 2021, assuring to the Company the right to recover undue payments made before the filing of the lawsuit (undue in respect of period of January/2009 to April/2009), in the amount of R$ 73.5 million (R$ 45.8 million, net of related expenses). The Company recognized the gain when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices and began to qualify its credit before the Federal Revenue Service of Brazil.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The sixth became final on March 25, 2021, assuring to the Company the right to recover undue payments made before the filing of the lawsuit (undue in respect of period of January/2009 to April/2009), in the amount of R$ 5.7 million (R$ 3.6 million, net of related expenses). The Company recognized the gain when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices and began to qualify its credit before the Federal Revenue Service of Brazil.

The fact that some of the final and unappealable decisions in favor of the Company recognized the right to the exclusion of ICMS from the PIS and COFINS calculation basis, without specifying which ICMS to be excluded (whether the informed or the collected), does not change the understanding of the Company, supported by the position of its legal advisors, in the sense that the decisions guarantee the right to the exclusion of the ICMS informed in the invoices.

In the case of unappealable claims in favor of the Company, the calculation of the amount of the undue to be recovered was presented from the beginning, in the initial petitions, and demonstrate unequivocally that the amount claimed was calculated with the exclusion of the ICMS informed in the invoices, which it also allowed the Company to reliably measure the amount to be effectively recovered, which was recognized in its assets when the lawsuits became unappealable.

It is also important to note that in the Company's initial petitions reference was always made to the ICMS (generally, as a whole, since without discrimination of any portion), the same as the Treasury required to be included in the PIS and COFINS calculation base. In addition, when presenting its challenge in the aforementioned processes, the Federal Government has always referred to the ICMS as a whole, either to affirm its necessary inclusion in the PIS and COFINS calculation base, or to challenge the Company's request for its exclusion, in no moment making any differentiation to this or that portion of it, whether the informed or the actually paid.

Finally, it is important to note that the understanding of the Company, supported by its legal advisors, arises from the interpretation of the decision rendered by STF in Extraordinary Appeal No. 574.706/RG with general repercussion, when it decided for the unconstitutionality of the inclusion of ICMS, as a whole (without any differentiation), in the PIS and COFINS calculation basis, which is expected to be confirmed in the judgment of the embargoes for declaration filed by the Federal Government.

In addition, it is important to note that the Company has two lawsuits for the repetition of undue payments that are awaiting the respective unappealable decision. In these lawsuits, the Company seeks the recognition of R$ 694 million of credits prior to the filing of the Legal Actions (contingent asset not recognized by the Company in its accounting books), as well as expects to raise the judicial deposits linked to said lawsuits, in the amount of R$ 1,3 billion, and a writ of mandamus, whose undue amount will be determined in due course.

On April 13, 2020, due to the economic moment strongly impacted by the pandemic caused by Covid-19, as well as the fact that the procedural legislation expressly provides the equivalence of cash and guarantee insurance, the subsidiary Gerdau Aços Longos SA requested the replacement of the amounts deposited by it over the years regarding the Inclusion of ICMS in the PIS and COFINS Calculation Base for a guarantee insurance presented by the Company, in the amount of R$ 1.7 billion, which complies with all the requirements established by the PGFN (Attorney General of the National Treasury) and can be converted into income at any time, ensuring that the Public Treasury receives all the amounts that may eventually be due at the end of the process.

In the lower court decision, therefore, there was a decision to release the funds deposited by the Company. The Public Treasury appealed to the Court and obtained a decision reversing the release of the amounts. The Company, then, filed a complaint to settle divergence between the decision handed down by Federal Judge Ferreira Neves, member of the 4th Specialized Panel of the Federal Regional Court of the 2nd Region, in the case files of process nº 50003743-37.2020.4.02.0000, and the jurisprudence of the Supreme Court (Theme nº 69). With an initially favorable injunction, the decision was later suspended to await the statement by the National Treasury regarding the fine for bad faith litigation applied to the Company. After the manifestation, which did not bring any additional element in relation to the fine for bad faith litigation applied, the Minister understood that the Complaint was not applicable due to the lack of exhaustion of ordinary channels.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Regarding the fine for bad faith litigation, applied due to the allegation of alleged attempt to mislead the Judiciary, the Company informs that it has always manifested itself in the file with procedural good faith and is confident that this will be clarified during the process.

IV) Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issuance.

Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers’ considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels. In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobrás, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobrás due to the compulsory loans.

In 2015, cases involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will finally be calculated. Obtaining favorable decisions represented by the final judgment mentioned above, suggests that an inflow of economic benefits may occur in the future.

The Company recognized in the 2nd quarter/2020 result, the amount of R$ 436 million (net of expenses incurred for its realization), corresponding to four processes that evolved into its closing and liquidation phase.

The Company still has other lawsuits pending before the Judiciary, dealing with the subject, with final and unappealable decisions on the merits, favorable to the Company, totaling approximately R$ 1,350 million. With regard to these processes, there are still substantial uncertainties on the timing, the way and the amount to be realized so that it is not yet practicable to reasonably determine that the realization of the gain arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which implies that such gains are not recorded until such conditions are demonstrably present.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 16 - RELATED-PARTY TRANSACTIONS

a)	Intercompany loans

	Maturity	March 31, 2021	December 31, 2020
Assets
Joint Venture
Gerdau Corsa SAPI de C.V.	January 1, 2022	105,355	117,092

Others
Fundação Gerdau	December 31, 2022	6,529	17,262
		111,884	134,354

Liabilities
Joint venture
Bradley Steel Processors Inc.		-	(22,855)
		-	(22,855)

		For the three-month period ended
		March 31, 2021	March 31, 2020
Net financial income (loss)		1,497	1,604

b)	Operations with related parties

During the three-month period ended on March 31, 2021, the Company, through its subsidiaries, performed commercial operations with some of its associate companies, joint ventures and other related parties in sales of R$ 190,626 (R$ 154,245 as of March 31, 2020) and purchases in the amount of R$ 59,645 as of March 31, 2021 (R$ 47,700 as of March 31, 2020). The net balance totals R$ 130,981 as of March 31, 2021 (R$ 106,544 as of March 31, 2020).

Additionally , the Company recorded revenues of R$ 147 in the three-month period ended on March 31, 2021 (R$ 129 on March 31, 2020), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of March 31, 2021	Balance as of December 31, 2020
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	3,866,121	Oct/24	2,344,975	1,931,063

c)	Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d)	Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 8,634 for the three-month period ended on March 31, 2021 (R$ 30,455 for the three-month period ended on March 31, 2020). The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 481 for the three-month period ended on March 31, 2021 (R$ 4,965 on March 31, 2020).

During the three-month period ended on March 31, 2021, management's social security costs totaled R$ 3,872 (R$ 7,855 on March 31, 2020.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 4,649 during the three-month period ended on March 31, 2021, respectively (R$ 17,742 for the three-month period ended on March 31, 2020).

e)	Other information from related parties

The Company has contracted a convertible loan into equity interest with the company Brasil ao Cubo Construção modular Ltda., which is presented in the line of Other non-current assets, in the amount of R$ 60,000 on March 31, 2021. Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 33,068 (R$ 29,020 on March 30, 2020). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions have been presented in the Employee Benefit Note in the Company's annual Financial Statements.

NOTE 17 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobrás mentioned in Note 15 iv, were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”). On July 14, 2015, the single quota of that FIDC was sold in the acquisition of minority interests’ transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credit’s rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 956,728 and R$ 43,159 as of March 31, 2021 recognized in the account “Obligations with FIDC” in the Current liabilities and Non-current liabilities, respectively (R$ 944,513 and R$ 42,893 on December 31, 2020, respectively).

NOTE 18 – EQUITY

a) Capital – The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	March 31, 2021		December 31, 2020
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,129,231,487	571,929,945	1,127,010,827
Exercise of stock option	-	4,176,493	-	2,220,660
Balance at the end of the period	571,929,945	1,133,407,980	571,929,945	1,129,231,487

On March 31, 2021, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	March 31, 2021						December 31, 2020
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	-	0.0	557,898,901	32.4	557,898,901	97.3	2,147,800	0.2	560,046,701	32.6
Brazilian institutional investors	4,005,139	0.7	219,927,822	19.2	223,932,961	13.0	3,397,955	0.6	227,262,531	19.8	230,660,486	13.4
Foreign institutional investors	2,799,935	0.5	508,795,966	44.4	511,595,901	29.7	3,142,148	0.5	492,076,396	42.9	495,218,544	28.8
Other shareholders	7,225,970	1.3	404,684,192	35.3	411,910,162	24.0	7,490,941	1.3	407,744,760	35.6	415,235,701	24.1
Treasury stock	1,697,538	0.2	12,623,265	1.1	14,320,803	0.9	1,697,538	0.3	16,799,758	1.5	18,497,296	1.1
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Cindac Empreendimentos e Participações is the ultimate controlling shareholder of the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	March 31, 2021				December 31, 2020
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	16,799,758	228,752	1,697,538	557	19,020,418	241,985
Exercise of stock option	-	-	(4,176,493)	(13,710)	-	-	(2,220,660)	(13,233)
Balance at the end of the period	1,697,538	557	12,623,265	215,042	1,697,538	557	16,799,758	228,752

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 17.04.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amounts can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. It is also recognized in this account the difference between the average amount of the treasury stocks and transactional value of the share in the case of stock option exercised and assignment of preferred shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on net investment hedge, gains and losses on financial instruments accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 19 – EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	March 31, 2021			March 31, 2020
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	823,259	1,628,080	2,451,339	72,902	143,723	216,625

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,131,050,773		571,929,945	1,127,524,727

Earnings per share (in R$) – Basic	1.44	1.44		0.13	0.13

Diluted

	For the three-month period ended on
	March 31, 2021	March 31, 2020
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,628,080	143,723
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	4,918	462
	1,632,998	144,185

Net income allocated to common shareholders	823,259	72,902
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(4,918)	(462)

	818,341	72,440

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,131,050,773	1,127,524,727
Potential increase in number of preferred shares outstanding due to the long term incentive plan	10,233,890	10,846,794
Total	1,141,284,663	1,138,371,521

Earnings per share – Diluted (Common and Preferred Shares) - in R$	1.43	0.13

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 20 – LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2020	13,018,407
Granted	3,146,696
Forfeited	(1,777,100)
Exercised	(1,918,669)
Balance on December 31, 2020	12,469,334
Granted	1,867,011
Forfeited/Canceled	(1,525,135)
Exercised	(4,189,453)
Quantity on March 31, 2021	8,621,757

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The grace period for the year is 3 years for grants made as from 2017 and 5 years for grants made up to 2016. The costs with long-term incentive plans recognized in the income statement in the three-month period ended on March 31, 2021 was R$ 11,219 (R$ 8,943 on March 31, 2020).

As of March 31, 2021 the Company has a total of 12,623,265 preferred shares in treasury and, according to note 18, these shares may be used for serving this plan.

NOTE 21 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended
	March 31, 2021	March 31, 2020
Depreciation and amortization	(648,831)	(556,629)
Labor expenses	(1,690,936)	(1,400,851)
Raw material and consumption material	(9,449,328)	(5,854,027)
Freight	(756,980)	(560,572)
Other expenses/income	(387,981)	(392,543)
	(12,934,056)	(8,764,622)
Classified as:
Cost of sales	(12,546,075)	(8,372,080)
Selling expenses	(155,393)	(119,922)
General and administrative expenses	(314,095)	(250,455)
Other operating income	162,856	23,555
Other operating expenses	(76,313)	(2,428)
Impairment of financial assets	(5,036)	(43,292)
	(12,934,056)	(8,764,622)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 22 – FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2021	March 31, 2020
Income from short-term investments	37,297	32,002
Interest income and other financial incomes	18,611	14,307
Financial income total	55,908	46,309

Interest on debts	(214,230)	(227,855)
Monetary variation and other financial expenses	(99,366)	(97,567)
Financial expenses total	(313,596)	(325,422)

Exchange variations, net	(11,869)	47,324
Gains and Losses on derivatives, net	(1,159)	523
Financial result, net	(270,716)	(231,266)

NOTE 23 – SEGMENT REPORTING

Information by business segment:

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Net sales	6,883,182	3,414,281	5,887,954	3,966,012	1,448,901	699,117	2,430,120	1,437,473	(307,173)	(289,342)	16,342,984	9,227,541
Cost of sales	(4,486,043)	(3,008,623)	(5,152,474)	(3,648,410)	(1,062,102)	(593,631)	(2,144,772)	(1,407,449)	299,316	286,033	(12,546,075)	(8,372,080)
Gross profit	2,397,139	405,658	735,480	317,602	386,799	105,486	285,348	30,024	(7,857)	(3,309)	3,796,909	855,461
Selling, general and administrative expenses	(170,249)	(130,880)	(154,471)	(115,502)	(35,464)	(30,196)	(58,557)	(47,385)	(50,747)	(46,414)	(469,488)	(370,377)
Other operating income (expenses)	726	1,461	7,139	10,563	2,628	8,573	43,897	23,754	32,153	(23,224)	86,543	21,127
Impairment of financial assets	(1,374)	(24,790)	(3,576)	(15,310)	(388)	(197)	302	(2,995)	-	-	(5,036)	(43,292)
Equity in earnings of unconsolidated companies	(1,290)	(355)	23,315	(17,573)	112,341	19,443	9,546	3,851	5,047	5,124	148,959	10,490
Operational income (Loss) before financial income (expenses) and taxes	2,224,952	251,094	607,887	179,780	465,916	103,109	280,536	7,249	(21,404)	(67,823)	3,557,887	473,409
Finacial result, net	(102,918)	(107,661)	(50,881)	(7,431)	(36,952)	(1,425)	(56,253)	(46,470)	(23,712)	(68,279)	(270,716)	(231,266)
Income (Loss) before taxes	2,122,034	143,433	557,006	172,349	428,964	101,684	224,283	(39,221)	(45,116)	(136,102)	3,287,171	242,143
Income and social contribution taxes	(534,931)	(42,497)	(141,253)	(52,109)	(98,670)	(24,810)	(56,968)	13,435	15,187	85,188	(816,635)	(20,793)
Net income (Loss)	1,587,103	100,936	415,753	120,240	330,294	76,874	167,315	(25,786)	(29,929)	(50,914)	2,470,536	221,350

Supplemental information:
Net sales between segments	224,477	269,734	16,515	6,626	16,297	-	49,884	12,982	-	-	307,173	289,342

Depreciation/amortization	309,677	260,493	169,105	160,579	52,522	32,404	117,527	103,153	-	-	648,831	556,629

	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Investments in associates and jointly-controlled entities	8,896	10,186	999,231	908,338	1,174,316	976,046	238,695	231,152	150,955	145,907	2,572,093	2,271,629
Total assets	22,792,565	21,099,735	20,783,339	18,583,439	6,628,343	5,448,922	12,315,168	11,233,676	5,500,828	6,757,237	68,020,243	63,123,009
Total liabilities	7,796,577	7,469,541	5,758,393	5,261,820	1,952,617	1,360,098	2,187,274	1,994,575	15,631,121	15,951,765	33,325,982	32,037,799

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments, corporate expenses, gains and losses on assets held for sale and sales of interest in subsidiaries, reversal of contingent liabilities, net, reversal of monetary update of contingent liabilities, net in the context of the Condensed Consolidated Interim Financial Statements.

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Net sales	7,620,435	3,670,696	1,837,940	891,691	6,884,609	4,665,154	16,342,984	9,227,541

	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Total assets	28,832,787	28,752,629	8,499,358	7,042,462	30,688,098	27,327,918	68,020,243	63,123,009

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS require that the Company disclose the net sales per product and country unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product and country is not maintained on a consolidated basis and the cost to obtain net sales per product and country would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product and country.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2021

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 24 – IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The impairment test of goodwill allocated to the business segments is carried out annually in December and it is anticipated if events or circumstances indicate that it is necessary. In the test carried out in the year 2020, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate using the analysis of the scenario described above, given its potential impacts on cash flows, where an increase of 0.5% in the cash flow discount rate for each segment would result in an recoverable amount exceeding the carrying amount as shown below: a) North America: exceeding the carrying amount by R$ 4,589 million; b) Special Steels: exceeded the book value by R$ 1,568 million; c) South America: exceeded the book value by R$ 3,757 million; and d) Brazil: exceeded the book value by R$ 11,348 million. On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount exceeding the book value as shown below: a) North America: exceeded the book value by R$ 4,914 million; b) Special Steels: exceeded the book value by R$ 1,754 million; c) South America: exceeded the book value by R$ 3,867 million; and d) Brazil: exceeded the book value by R$ 11,809 million.

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on March 31, 2021.

The Company will maintain over 2021 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 25 - SUBSEQUENT EVENTS

I) On May 3, 2021, the Company proposed the anticipation of the mandatory minimum dividend on income of the current fiscal year, stipulated in its Bylaws, to be paid in the form of dividends, which will be calculated and credited on the shareholding interest owned on May 14, 2021, in the amount of R$ 682.1 million (R$ 0.40 per common and preferred share), with payment on May 26, 2021, which was submitted and approved by the Board of Directors on May 4, 2021.

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